Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
October 6, 2003

Extendicare Announces Third Quarter News Release and Conference Call Dates

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. will release its 2003 third quarter financial results after the close of markets on Thursday, November 6, 2003. The Company will hold a conference call on Friday, November 7, 2003 at 10:00 a.m. (EDST) to discuss its results for the third quarter.

The toll-free number for the call is 1-800-273-9672. Local callers please dial 416-695-5806.

For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call on November 7, 2003 until midnight on November 21, 2003. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 1482030. An archived recording of the call will also be available on Extendicare’s Website www.extendicare.com

Scheduled speakers for the Company on the conference call include: Mel Rhinelander, President and Chief Executive Officer; Mark Durishan, Vice-President, Finance and Chief Financial Officer; and Philip Small, Senior Vice-President, Strategic Planning and Investor Relations.

Extendicare, through its subsidiaries, operates 276 long-term care facilities across North America, with capacity for 29,000 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy, while home health care services are provided in Canada. The Company employs 36,400 people in the United States and Canada.

For further information, contact:

Jillian Fountain
Corporate Secretary
Telephone: (905) 470-5534
Fax: (905) 470-4003

Visit Extendicare’s Website @ www.extendicare.com